SKADDEN , ARPS , SLATE , MEAGHER & FLOM
DIRECT DIAL +852 3740 4850 DIRECT FAX	42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG	AFFILIATE OFFICES ——— BOSTON CHICAGO HOUSTON

+852 3910 4850
EMAIL ADDRESS	———	LOS ANGELES
JULIE.GAO@SKADDEN.COM		NEW YORK
	TEL: (852) 3740-4700	PALO ALTO
PARTNERS	FAX: (852) 3740-4727	WASHINGTON, D.C.
JOHN ADEBIYI ¿ CHRISTOPHER W. BETTS EDWARD H.P. LAM ¿* G.S. PAUL MITCHARD QC ¿ CLIVE W. ROUGH ¿ JONATHAN B. STONE *	www.skadden.com	WILMINGTON ——— BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE

ALEC P. TRACY *
¿ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)

SYDNEY
REGISTERED FOREIGN LAWYERS		TOKYO
Z. JULIE GAO (CALIFORNIA)	January 27, 2014	TORONTO
GREGORY G.H. MIAO (NEW YORK)
ALAN G. SCHIFFMAN (NEW YORK)

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingsoft Internet Software Holdings Limited
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Kingsoft Internet Software Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company is a consolidated majority owned subsidiary of Kingsoft Corporation Limited, a Cayman Islands corporation listed on the Hong Kong Stock Exchange. The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Securities and Exchange Commission

January 27, 2014

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2011 and 2012 and for each of the two years ended December 31, 2011 and 2012, and unaudited interim condensed consolidated financial statements as of September 30, 2013 and for each of the nine-month periods ended September 30, 2012 and 2013.

As an emerging growth company, the Company has included in the Draft Registration Statement selected financial data as of and for the years ended December 31, 2011 and 2012 and the nine-month periods ended September 30, 2012 and 2013, and omitted selected financial data as of and for the years ended December 31, 2009 and 2010.

The Company plans to include in a revised Registration Statement its audited consolidated financial statements as of and for the year ended December 31, 2013. In addition, certain data and information with respect to “Capitalization”, “Management” and “Dilution” tables have been omitted from this confidential filing but will be included based on updated data and information in a revised Registration Statement.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering (“IPO”), the Registration Statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance (the “Staff”) at Section III.B.c, in which the Staff note that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.” (emphasis added)

Securities and Exchange Commission

January 27, 2014

In connection with this request, the Company has made representations to the Commission in the form attached hereto.

*        *        *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:	Jun Lei, Chairman, Kingsoft Internet Software Holdings Limited

Sheng Fu, Chief Executive Officer, Kingsoft Internet Software Holdings Limited

Andy Yeung, Chief Financial Officer, Kingsoft Internet Software Holdings Limited

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP